EXHIBIT 21

QUALITY SYSTEMS, INC.

LIST OF SUBSIDIARIES

1	.	NextGen Healthcare Information Systems, Inc.
2	.	Lackland Acquisition II, LLC dba Healthcare Strategic Initiatives
3	.	Practice Management Partners, Inc.
4	.	NextGen Sphere, LLC
5	.	Opus Healthcare Solutions, Inc.